Exhibit 2.1

PLAN OF LIQUIDATION

OF

SAPPHIRE INDUSTRIALS CORP.

(A Dissolved Delaware Corporation)

This Plan of Liquidation (or “Plan”) of Sapphire Industrials Corp. (“Sapphire,” “we” or “us”) is dated this 6th day of January 2010.

WHEREAS, Article Fifth of Sapphire’s Amended and Restated Certificate of Incorporation (the “Charter”) provides that Sapphire’s corporate existence shall terminate on January 17, 2010 (the “Termination Date”) unless such provision is amended in connection with a business combination or extension period;

WHEREAS Sapphire will not consummate a business combination, or extend the time period within which it may complete a business combination, prior to the Termination Date and its corporate existence will therefore cease on the Termination Date;

WHEREAS, Sapphire will be dissolving as a result of the terms of its Charter;

WHEREAS, Sapphire elects to adopt a plan of distribution pursuant to Section 281(b) of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, Sapphire has paid or made reasonable provision to pay all claims and obligations of Sapphire known to it, including all contingent, conditional or unmatured contractual claims, other than the following:

1. Any unknown liabilities or outstanding obligations prior to the date hereof and liabilities and obligations incurred or to be incurred after such date, including fees and expenses in connection with legal, accounting and other services to be rendered in connection with the dissolution and liquidation of Sapphire and the winding up of its business and affairs (the “Outstanding Obligations”);

2. Liabilities for taxes (the “Tax Liabilities”); and

3. Sapphire’s obligations to holders (the “Public Stockholders”) of its shares of common stock, par value $0.001 per share (the “Common Stock”), issued in its initial public offering (the “IPO”) to distribute the proceeds of the trust account (the “Trust Account”) established in connection with the IPO upon the dissolution and liquidation of Sapphire as provided in Sapphire’s Charter and its prospectus for the IPO;

WHEREAS, to the best of Sapphire’s knowledge there are no pending actions, suits or proceedings to which Sapphire is a party;

WHEREAS, there are no facts known to Sapphire indicating that claims that have not been made known to Sapphire or that have not arisen are likely to become known to Sapphire or to arise within ten years after the date of dissolution; and

WHEREAS, in connection with Sapphire’s IPO, Lazard Funding Limited LLC (“Lazard”) has agreed, pursuant to Section 7 of the letter agreement, dated January 24, 2008 (the “Lazard Insider Letter”), by and among Sapphire, Citigroup Global Markets Inc., Lazard and Lazard Group LLC, to indemnify and hold harmless Sapphire against any and all loss, liability, claims, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) by any third party for services rendered or contracted for or products sold to Sapphire or by any target businesses, but only to the extent necessary to ensure that the amounts in the Trust Account are not reduced by such claims and only if such third party or entity has not executed an agreement waiving any claims they have against the Trust Account. Lazard has agreed that it will not have any personal liability as to any claimed amounts owed to a third party (including target businesses) who execute a waiver even if the waiver is subsequently found to be invalid or unenforceable. Lazard has agreed that its indemnification also does not extend to any third-party claims that are not for money owed by Sapphire for services rendered or contracted for, such as tort claims or to any claims of Citigroup Global Markets Inc. in connection with or arising from the IPO. Lazard has agreed that it will have the right to defend against any such claim with counsel of its choice reasonably satisfactory to Sapphire if within fifteen (15) days following written receipt of notice of the claim to Lazard, Lazard notifies Sapphire in writing that Lazard will undertake such defense. In addition, pursuant to Section 10 of the Lazard Insider Letter, in the event that Sapphire does not consummate a business combination and must liquidate and its remaining assets outside of the Trust Account are insufficient to complete such liquidation, Lazard has agreed to advance to Sapphire the funds necessary to complete such liquidation and has agreed not to seek repayment for such expenses.

NOW THEREFORE, Sapphire adopts the following Plan, which shall constitute a plan of distribution in accordance with Section 281(b) of the DGCL:

1. PAYMENT OF LIABILITIES AND OBLIGATIONS. Sapphire shall, as soon as practicable following the adoption of this Plan by the Board of Directors and Sapphire’s dissolution on January 17, 2010, (a) pay or provide for the payment in full, or in such other amount as shall be agreed upon by Sapphire and the relevant creditor, of the Outstanding Obligations from assets other than in the Trust Account and (b) pay in full the Tax Liabilities from the assets in the Trust Account.

2. CONTINGENCY RESERVE. There being no facts now known to Sapphire suggesting that any unknown claims or obligations of Sapphire or claims that have not arisen against Sapphire exist or might arise, Sapphire shall retain the indemnification obligations owed by Lazard to Sapphire referred to in the eighth recital above as provision for and as a reserve against any and all such claims and obligations.

3. AUTHORITY OF OFFICERS AND DIRECTORS. The Board of Directors and the officers of Sapphire shall continue in their positions for the purpose of winding up the affairs of Sapphire as contemplated by the laws of the State of Delaware. The Board of Directors may appoint officers, hire employees and retain independent contractors in connection with the winding up process and is authorized to pay such persons compensation for their services; provided, however, that no current officer or director of Sapphire shall receive any compensation for his or her services as aforesaid and that any such compensation to such other persons shall be fair and reasonable. The adoption of the Plan by the Board of Directors shall constitute full and complete authority, in accordance with and subject to the terms of the Charter, for the Board of Directors and the officers of Sapphire, without further stockholder action, to do and perform any and all acts and to make, execute and deliver any and all agreements, conveyances, assignments, transfers, certificates and other documents of any kind and character that the Board of Directors or such officers deem necessary, appropriate or advisable (a) to dissolve Sapphire in accordance with the laws of the State of Delaware and cause its withdrawal from all jurisdictions in which it is authorized to do business; (b) to sell, dispose, convey, transfer and deliver the assets of Sapphire; (c) to satisfy or provide for the satisfaction of Sapphire’s obligations in accordance with Section 281(b) of the DGCL; and (d) to distribute all of the remaining funds of Sapphire to the Public Stockholders in complete cancellation or redemption of its stock.

4. CONVERSION OF ASSETS INTO CASH OR OTHER DISTRIBUTABLE FORM. Subject to approval by the Board of Directors, the officers and agents of Sapphire shall, as promptly as feasible, proceed to collect all sums due or owing to Sapphire, including recovery of any tax refunds, to sell and convert into cash any and all corporate assets and, out of the assets of Sapphire, attempt to pay, satisfy and discharge or make adequate provision for the payment, satisfaction and discharge of all debts and liabilities of Sapphire pursuant to Sections 1 and 2 above, including all expenses of the sale of assets and of the dissolution and liquidation provided for by this Plan.

5. RECOVERY OF ASSETS. In the event that Sapphire (or any trustee or receiver for Sapphire appointed pursuant to Section 279 of the DGCL) shall recover any assets or funds belonging to Sapphire, including any tax refunds, such funds shall first be used to satisfy any claims against or obligations of Sapphire, and to the extent any assets or funds remain thereafter, shall be distributed to the Public Stockholders in accordance with and subject to the terms of the Charter, the DGCL and to such terms and conditions as the Board of Directors (or any trustee or receiver for Sapphire) may deem appropriate; provided, however, that nothing herein shall be deemed to preclude Sapphire (or any trustee or receiver for Sapphire) from petitioning any court of competent jurisdiction for instructions as to the proper distribution and allocation of any such assets or funds that may be recovered by or on behalf of Sapphire.

6. PROFESSIONAL FEES AND EXPENSES. In connection with and for the purpose of implementing and assuring completion of this Plan, Sapphire may, in the sole and absolute discretion of the Board of Directors, pay any brokerage, agency and other fees and expenses of persons rendering services to Sapphire in connection with the collection, sale, exchange or other disposition of Sapphire’s property and assets and the implementation of this Plan.

7. INDEMNIFICATION. Sapphire shall continue to indemnify its officers, directors, employees and agents in accordance with the Charter, its by-laws and any contractual arrangements for actions taken in connection with this Plan and the winding up of the affairs of Sapphire. The Board of Directors, in its sole and absolute discretion, is authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover Sapphire’s obligations hereunder, including, without limitation, directors’ and officers’ liability coverage.

8. LIQUIDATING TRUST. The Board of Directors may, but is not required to, establish and distribute assets of Sapphire to a liquidating trust, which may be established by agreement in form and substance determined by the Board of Directors with one or more trustees selected by the Board of Directors. In the alternative, the Board of Directors may petition a court of competent jurisdiction for the appointment of one or more trustees to conduct the liquidation of Sapphire, subject to the supervision of the Court. Whether appointed by an agreement or by the court, any trustee or trustees shall in general be authorized to take charge of Sapphire’s property, and to collect the debts and property due and belonging to Sapphire, with power to prosecute and defend, in the name of Sapphire or otherwise, all such suits as may be necessary or proper for the foregoing purposes, and to appoint agents under them and to do all other acts which might be done by Sapphire that may be necessary, appropriate or advisable for the final settlement of the unfinished business of Sapphire.

9. LIQUIDATING DISTRIBUTIONS. Liquidating distributions, in accordance with and subject to the terms of the Charter, shall be made from time to time after the adoption of this Plan to the holders of record, at the close of business on January 19, 2010, of outstanding shares of Common Stock sold pursuant to the IPO, pro rata in accordance with the respective number of shares then held of record; provided, that in the opinion of the Board of Directors adequate provision has been made for the payment, satisfaction and discharge of all known, unascertained or contingent debts, obligations and liabilities of Sapphire (including costs and expenses incurred and anticipated to be incurred in connection with the complete liquidation of Sapphire). All determinations as to the time for and the amount of liquidating distributions shall be made in the exercise of the absolute discretion of the Board of Directors and in accordance with Section 281(b) of the DGCL. As provided in Section 12 below, distributions made pursuant to this Plan shall be treated as made in complete liquidation of Sapphire within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder.

10. AMENDMENT OR MODIFICATION OF PLAN. If for any reason the Board of Directors determines that such action would be in the best interests of Sapphire, it may amend or modify this Plan and all actions contemplated hereunder to the extent permitted by the DGCL and in accordance with and subject to the terms of the Charter; provided, however, that Sapphire will not amend or modify this Plan under circumstances that would require stockholder approval under the DGCL and/or the federal securities laws without complying with such laws.

11. CANCELLATION OF STOCK AND STOCK CERTIFICATES. Following the dissolution of Sapphire, it shall no longer permit or effect transfers of any of its stock, except by will, intestate succession or operation of law.

12. LIQUIDATION UNDER SECTIONS 331 AND 336 OF THE CODE. It is intended that this Plan shall be a plan of complete liquidation of Sapphire in accordance with the terms of Sections 331 and 336 of the Code. This Plan shall be deemed to authorize the taking of such action as may be necessary or determined to be appropriate by the appropriate officers of Sapphire to conform with the provisions of said Sections 331 and 336 of the Code and the Treasury regulations promulgated thereunder.

13. FILING OF TAX FORMS. The appropriate officers of Sapphire are authorized and directed to execute and file on a timely basis an Internal Revenue Form 966 pursuant to Section 6043 of the Code and such additional forms and reports with the Internal Revenue Service as may be necessary or appropriate in connection with this Plan and the carrying out thereof.